UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55821/May 29, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12617

In the Matter of	:
	:
COMMONWEALTH GROWTH FUND II,	: ORDER MAKING FINDINGS AND
MEDICAL ASSET MANAGEMENT, INC.,	: REVOKING REGISTRATIONS
NEXTECH ENTERPRISES	: BY DEFAULT
INTERNATIONAL, INC.,	:
PENTAGENIC PHARMACEUTICALS, INC.,	:
and STAR TECH HEALTH SERVICES, INC.	:
	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 12, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). All Respondents were served with the OIP by April 17, 2007. See Rule 141(a)(2)(ii) of the Commission's Rules of Practice. Respondents' Answers to the OIP were due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b).

On April 30, 2007, the Division of Enforcement (Division) filed a motion for default against all Respondents for failing to file Answers. Before ruling on that motion, I ordered Commonwealth Growth Fund II (Commonwealth); Medical Asset Management, Inc. (Medical); NexTech Enterprises International, Inc. (NexTech); Pentagenic Pharmaceuticals, Inc. (Pentagenic); and Star Tech Health Services, Inc. (Star Tech), each to show cause, by May 17, 2007, why they should not be held in default and have the registrations of their securities revoked.

To date, no Respondent has filed an Answer or responded to the Show Cause Order. Accordingly, Commonwealth, Medical, NexTech, Pentagenic, and Star Tech are in default for failing to file Answers, respond to a dispositive motion within the time frame provided, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, the following allegations of the OIP are deemed to be true.

Commonwealth (CIK No. 810387) is a California limited partnership located in Sacramento, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Commonwealth is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-Q for the period ended September 30, 1998.

Medical (CIK No. 861822) is a void Delaware corporation located in Laguna Hills, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Medical is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-QSB for the period ended September 30, 1997, which reported that the company had a net loss of $2.8 million for the prior three months.

NexTech (CIK No. 889662) is a void Delaware corporation located in Westlake Village, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). NexTech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1997, which reported a net loss from operations of $1.2 million for the previous nine months.

Pentagenic (CIK No. 1069480) is a revoked Nevada corporation located in Irwindale, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Pentagenic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on September 16, 1998.

Star Tech (CIK No. 1058586) is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Star Tech is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a net loss of $1,710 for the fiscal year ended December 31, 1998.

All Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). By failing to file required periodic reports while their securities were registered with the Commission, Respondents have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

In consideration of the above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Commonwealth, Medical, NexTech, Pentagenic, and Star Tech.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Commonwealth Growth Fund II,

Medical Asset Management, Inc., NexTech Enterprises International, Inc., Pentagenic Pharmaceuticals, Inc., and Star Tech Health Services, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge